FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2016
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 is a press release dated September 14, 2016 of Diana Shipping Inc. (the "Company") announcing  that the Company has amended its existing loan agreement to a wholly-owned subsidiary of Diana Containerships Inc.
The information contained in this Report on Form 6-K, except for the statement by the Company's Chairman and Chief Executive Officer, is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-205491) filed with the U.S. Securities and Exchange Commission with an effective date of July 21, 2015.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: September 14, 2016	By:	/s/ Anastassis Margaronis
Anastassis Margaronis
President

Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Chief Operating Officer and Secretary
Telephone: + 30-210-9470-100
Email: izafirakis@dianashippinginc.com
Website: www.dianashippinginc.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA SHIPPING INC. ANNOUNCES AMENDMENT OF
LOAN AGREEMENT TO DIANA CONTAINERSHIPS INC.

ATHENS, GREECE, September 14, 2016 – Diana Shipping Inc. (NYSE: DSX), (the "Company"), a global shipping company specializing in the ownership of dry bulk vessels, today announced that it has amended its existing loan agreement to a wholly-owned subsidiary of Diana Containerships Inc. (NASDAQ: DCIX), which is a guarantor of the loan, dated as of May 20, 2013 (as subsequently amended, the "Loan"). Diana Containerships Inc. is a former wholly-owned subsidiary of the Company, of which the Company currently owns approximately 25.7% of the issued and outstanding common shares. The amendment to the Loan was unanimously approved by the independent directors of the Company.  Pursuant to the terms of the amendment, the repayment of all outstanding principal amounts shall be deferred until the later of (i) the repayment or prepayment in full by Diana Containerships Inc. of the principal amount of US$8,851,000 (designated as the "Deferred Tranche") under its US$148 million loan agreement with The Royal Bank of Scotland plc dated September 10, 2015, whose repayment is scheduled to commence on March 15, 2019 and be completed not later than June 15, 2021, and (ii) September 15, 2018. The amendment will also change the borrower under the Loan to another wholly-owned subsidiary of Diana Containerships Inc., and provide for an increase of the interest rate for the period between September 12, 2016 and December 31, 2018 to 3.35% per annum over USD LIBOR.

Commenting on the amendment to the Loan, the Company's Chairman and Chief Executive Officer, Mr. Simeon Palios, stated that "the Company's agreement to amend this Loan allows Diana Containerships Inc. to restructure its secured loan facility with The Royal Bank of Scotland plc on favorable terms that are expected to result in significant improvements to Diana Containerships Inc.'s liquidity and current cash flows in this challenging market for the container sector. The Company believes that the enhanced financial position of Diana Containerships Inc. resulting from the restructuring of The Royal Bank of Scotland plc loan facility represents an important step in protecting both the Company's equity and debt investment in Diana Containerships Inc."

About the Company

Diana Shipping Inc. is a global provider of shipping transportation services through its ownership of dry bulk vessels. The Company's vessels are employed primarily on medium to long-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.